SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D/A
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                               (Amendment No. 3)


                              BF Enterprises, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                            Common Stock $.10 par value

--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                 05538710-4
--------------------------------------------------------------------------------
                                 (CUSIP Number)

  Thomas Nebel, 9502 Northeast 13th Street, Clyde Hill, WA 98004
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                July 31, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 5 Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.05538710-4                       13D/A               Page 2 of 5 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

  Thomas Nebel

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


         PF
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


         United States
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                      -0-
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                      540
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                      -0-
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                       540

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                       540
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0.00% *

  *Based upon 3,439,346 shares of Common Stock outstanding as of August 5, 2003
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

       IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 05538710-4                 13D/A                   Page 3 of 5 Pages


________________________________________________________________________________
Item 1.  Security and Issuer.

   This Statement relates to shares of Common Stock, $.10 par value ("Common Stock")

   Principal Executive Office: BF Enterprises, Inc.
                               100 Bush Street, Suite 1250
                               San Francisco, CA  94104

________________________________________________________________________________
Item 2.  Identity and Background.

     (a) Thomas Nebel ("Filer")                Laurel L. Nebel (wife of Filer)

     (b) 9502 Northeast 13th Street            9502 Northeast 13th Street
         Clyde Hill, WA 98004                  Clyde Hill, WA 98004

     (c) Retired/investor                      Homemaker/not employed

     (d) No conviction                         No conviction

     (e) No such proceedings                   No such proceedings

     (f) USA                                   USA

________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

The beneficial ownership of Common Stock by the Filer at the date hereof is reflected on the cover page hereof.

The Filer effected the following transaction in the Common Stock of Issuer on the dates indicated, and except for a series of open market purchases of Common Stock aggregating 19,000 shares (none of which was purchased in the previous sixty (60) days), such transactions are the only transactions in Common Stock by the Filer since January 30, 1993 (the date of the Filer's Amendment No. 2 to this Form 13(d)):


 Table I:  Non-Derivative Securities
   -----------------------------------

    Name        Transaction     Date    Number of Shares    Price Per Share   Method of Transaction
    ----        -----------     ----    ----------------    ---------------   ---------------------

 1. Filer       Disposition    7/31/03      (80,000)             $8.00             Open Market
 2. Filer       Disposition    8/04/03     (190,000)             Charitable gift   Charitable Gift Transfer


The Filer ceased to beneficially own more than 5% of the outstanding
Common Stock on or about August 4, 2003.
________________________________________________________________________________
Item 4.  Purpose of Transaction.

     (a) The Filer holds the shares covered by this Statement for investment. Subject to the availability of additional shares at prices regarded as attractive, alternative investment opportunity, personal factors, economic and market conditions, and other matters deemed by him to be relevant, the Filer may acquire additonal shares, or dispose of shares, at any time and from time to time on the open market, in privately negotiated transactions or otherwise.

     (b) N/A

     (c) N/A

     (d) N/A

     (e) N/A

     (f) N/A

     (g) N/A

     (h) N/A

     (i) N/A

     (j) N/A

CUSIP No. 05538710-4                 13D/A                   Page 4 of 5 Pages
________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

     (a) 540 shares of Common Stock representing 0% ownership

     (b) Sole voting and dispositive power: 0
         Shared voting and dispositive power: 540

     (c) The Filer solely made the following dispositions of the subject securities during the past sixty (60) days:

         Date                  # Shares    Price    Method of Transaction
         ----                  --------    -----    ---------------------
         July 31, 2003          80,000     $8.00    Open Market
         August 4, 2003        190,000      N/A     Charitable Gift Transfer

     (d) Laurel L. Nebel, wife of Filer, has the right to receive and power to direct the receipt of dividends from or proceeds from sale of 540 shares of Common Stock of which Filer is deemed to beneficially own.

     (e) N/A

________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Shares of Common Stock held by the Filer were previously subject to a Right of First Refusal Agreement, by and between Filer and Brian P. Burns (Chairman, President and Chief Executive Officer of the Issuer), dated November 23, 1987 (the "Agreement"). Pusuant to the terms of the Agreement, Filer exercised his right to terminate the Agreement by delivering a letter of notice, dated November 28, 2000. Thereafter, Mr. Burns acknowledged termination of the Agreement, effective December 4, 2000.

________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.

    1. Right of First Refusal Agreement, by and between Brian P. Burns and Thomas Nebel, dated November 23, 1987. (Previously filed as an Exhibit to Amendment No. 2 to Filer's 13 (d), filed January 30, 1993).
        *No longer applicable.

    2. Thomas Nebel letter to Brian P. Burns, dated November 28, 2000, exercising Filer's right to terminate the Agreement (Filed herewith).

    3. Brian P. Burns letter to Thomas Nebel, dated December 4, 2000, acknowledging termination of the Agreement, effective December 4, 2000 (Filed herewith).

    4.  Limited Power of Attorney, dated August 6, 2003, appointing
        Brian P. Burns, Jr. and Linda J. Papciak as attorney-in-fact for the Filer (Filed herewith).
________________________________________________________________________________

CUSIP No. 05538710-4                 13D/A                   Page 5 of 5 Pages


                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          August 6, 2003
                                        ----------------------------------------
                                                         (Date)


                                          /s/ Brian P. Burns, Jr.
                                        ----------------------------------------
                                                       (Signature)


                                         Brian P. Burns, Jr., Attorney-in-Fact
                                        ----------------------------------------
                                                       (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).